Kingston Systems, Inc.
8 Merrill Industrial Drive, Unit #12
Hampton, NH 03064

January 22, 2009
Securities and Exchange Commission
Terence O’Brien, Accounting Branch Chief
Washington, DC 20549-7010

Re:	Kingston Systems, Inc.
Annual Report on Form 10-K for the year ended March 31, 2008
Filed July 15, 2008
File No. 0-15840

Dear Ms. O’Brien:

This letter is our reply to your letter to me, Ralph E. McKittrick, dated January 15, 2009, a transcribed copy of which appears below, with our answers to each numbered item and the reporting changes (if any are required or appropriate) also shown with the item they are in response to.

Please address any comments or questions you or your staff may have on this response letter to our counsel, Martha M. Dwyer of Novack, Burnbaum & Crystal LLP, at 300 East 42nd Street, 10th Floor, New York, NY 10024. Her telephone number is 212/682-4002, ext. 35.

Our responses to all of the items in your letter appear below, with the SEC item reproduced verbatim preceded by the letters “SEC” and our response in the next paragraph, preceded by “KSI Response.”

Annual Report on Form 10-K for the year ended March 31, 2008

Item 1.  Description of Business, page 2

SEC: In future filings please disclose the dollar amount of firm backlog orders as of a recent date and a comparable date in the preceding fiscal year, with an indication of the portion not reasonably expected to be filled in the current fiscal year.  Please provide an analysis for material changes in your backlog orders and its impact on operations and liquidity.  Refer to Item 101 (C) (1)(viii) of Regulation S-K.

KSI Response:  In Kingston’s (the “Company”) December 27, 2008 Form 10-Q filing (yet to be filed as of the date of this correspondence), the Company will disclose the dollar amount of firm backlog orders as of a recent date and a comparable date in the preceding fiscal year, with an indication of the portion not reasonably expected to be filled in the current fiscal year.  The Company will also provide an analysis for material changes in its backlog orders and its impact on operations and liquidity.

Ralph McKittrick Response to the SEC
Kingston Systems, Inc.

Results of Operations, page 12

SEC: You state that you had parts purchased for a potential order that was not realized.  Please tell us the value of this inventory and whether you assessed this inventory for obsolescence as of September 27, 2008, if it remained in your inventory.

KSI Response: The value of the aforementioned inventory was $24,131 as of March 31, 2008.  The inventory was composed of robot parts that remained in the Company’s inventory as of September 27, 2008.  The Company did assess that inventory for obsolescence as of September 27, 2008 and determined that the inventory was able to be used in the production of the Company’s current and future products and was, therefore, not obsolete.  Many of the parts that comprise the Company’s robotic products (including the aforementioned parts) are standard parts and rarely change over time. Also, in the Company’s December 27, 2008 Form 10-Q filing (yet to be filed as of the date of this correspondence), the Company will discuss the robot part inventories and the assessment made by management concerning an allowance for the obsolescence of that inventory.

Liquidity and Capital Resources, page 13

SEC: You state on page 4 that you derive 60.9% of your revenue from the automotive industry.  In future filings please discuss whether the downturn in the automotive industry has impacted your results of operations and liquidity.  If so, please discuss ways that you are trying to mitigate the impact to your operations and liquidity.  Refer to Section 501.03 of the Financial Reporting Codification.

KSI Response: In the Company’s December 27, 2008 Form 10-Q filing (yet to be filed as of the date of this correspondence), the Company will discuss the impact of the downturn in the automotive industry, if any, on its operations and liquidity.  If applicable, the Company will also discuss how it is attempting to mitigate the downturn in that industry.

Note 5 – Intangible Assets, page 34

SEC: You state the carrying value of your software development asset is compared to its net realizable value at each balance sheet date, with any impairment recognized immediately.  Please tell us what consideration was given to measuring impairment losses pursuant to paragraph 7 of SFAS 144 and paragraphs 34-35 of SOP 98-1.  Additionally, in future filings please clarify the authoritative guidance that you use to test for and record impairment for your software development assets.  Furthermore, it appears that you have multiple software development assets based on the different amortization periods.  In future filings please separately disclose each software development asset and the amortization period.

KSI Response: The software that has been capitalized is the Company built control system software used in all of its products.  That software is proprietary and is critical to the operation of the Company’s robots.  The Company fully expects to continue selling its robots with the proprietary software for as long as the Company is in business.  Therefore, the Company tested the software development asset for impairment by comparing the carrying value of the asset on March 31, 2008 to the sum of the undiscounted cash flows related to the future sale of the Company’s robot products.  There was no impairment of the asset.

Ralph McKittrick Response to the SEC
Kingston Systems, Inc.

In the Company’s December 27, 2008 Form 10-Q (yet to be filed at the time of this correspondence), the Company will disclose the authoritative guidance used in testing the Company’s software development asset for impairment.  In addition, the Company will disclose separately each software development asset and its amortization period.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Ralph E. McKittrick, CEO
Kingston Systems, Inc.

CC:	Martha M. Dwyer, Esq.
(212) 986-2907